UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OF SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 001-14538

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Exact name of registrant as specified in its charter)

National Telephone Company of Venezuela (CANTV)

(English Translation of Issuer Name)

Avenida Libertador, Centro Nacional de Telecomunicaciones,

Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226

Caracas, Venezuela 1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class D Common Shares, nominal value Bs. 36.90182224915 per share

American Depositary Shares, each representing seven (7) Class D Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Part I

Item 1.	Exchange Act Reporting History

A. Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV”) first incurred the duty to file reports under Section 15(d) or Section 13(a) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about November 22, 1996, in connection with the listing of its American Depositary Shares, each representing seven (7) Class D Common Shares (“ADSs”), and the related Class D Common Shares (“Class D Shares”) on the New York Stock Exchange (the “NYSE”). Pursuant to a Form 25 filed by the NYSE on June 18, 2007, the ADSs and Class D Shares were de-listed from the NYSE and the related Section 12(b) registration was withdrawn. In accordance with Rule 12g-2 under the Exchange Act, the ADSs and the Class D Shares were deemed to be registered pursuant to Section 12(g)(1) of the Exchange Act on June 28, 2007 upon such de-listing and withdrawal from registration under Section 12(b).

B. CANTV has filed all reports required under Section 15(d) or Section 13(a) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form. The filings included an annual report on Form 20-F required under Section 13(a) for the year ended December 31, 2006, which was filed on May 18, 2007.

Item 2.	Recent United States Market Activity

CANTV last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on or about November 22, 1996.

Item 3.	Foreign Listing and Primary Trading Market

A. CANTV’s Class D Shares are listed on the Bolsa de Valores de Caracas (the “Caracas Stock Exchange”) in Venezuela, which singly constitutes the primary market for CANTV’s Class D Shares.

B. CANTV first listed its Class D Shares on the Caracas Stock Exchange on or about November 22, 1996, and has maintained such listing since that time.

C. During the 12 month period beginning June 1, 2007 and ending May 31, 2008, the percentage of trading in Class D Shares that occurred in Venezuela was 99.19% of the average daily trading volume (“ADTV”) on a worldwide basis.

Item 4.	Comparative Trading Volume Data

A. The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) (the “Measuring Period”) are June 1, 2007 and May 31, 2008.

B. For the Measuring Period, the ADTV of CANTV’s Class D Shares (including Class D Shares represented by ADSs) in the United States was 858 shares (based on 261 weekdays during the Measuring Period). For the Measuring Period, the ADTV of CANTV’s Class D Shares (including Class D Shares represented by ADSs) worldwide was 106,335 shares (based on 261 weekdays during the Measuring Period).

C. For the Measuring Period, the ADTV of CANTV’s Class D Shares (including Class D Shares represented by ADSs) in the United States, as a percentage of the ADTV on a worldwide basis, was 0.81% (based on 261 weekdays during the Measuring Period).

D. On June 18, 2007 the NYSE filed a Form 25 to de-list the ADSs and Class D Shares from the NYSE. The de-listing became effective on June 28, 2007. On June 27, 2007, the ADTV of CANTV’s Class D Shares (including Class D Shares represented by ADSs) in the United States was 98.01% of the ADTV of CANTV’s Class D Shares (including Class D Shares represented by ADSs) on a worldwide basis for the preceding 12-month period (June 28, 2006 to June 27, 2007), calculated based on 260 weekdays during the 12-month period.

E. CANTV has not terminated a sponsored American depositary receipt (ADR) facility regarding its Class D Shares.

F. CANTV retained Thomson Financial LLC (“Thomson”) to assist it with obtaining trading volume information for CANTV’s ADSs and Class D Shares in the United States to determine whether CANTV meets the requirements of Rule 12h-6. The United States trading volume was calculated using data feeds of trading activity from over-the-counter markets in the United States that were identified by Thomson. The worldwide ADTV was calculated using (i) the information obtained from Thomson for the United States trading activity, and (ii) trading volume information obtained from the Caracas Stock Exchange and a private purchase by the Bolivarian Republic of Venezuela (the “Republic”) (which was reported on an amendment to the Republic’s Schedule 13D that was filed on April 9, 2008) for Venezuela trading activity.

Item 5.	Alternative Record Holder Information

Not Applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. CANTV published a notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under Section 15(d) and Section 13(a) of the Exchange Act on June 30, 2008.

B. CANTV disseminated the notice as a press release issued through PR Newswire’s press service on June 30, 2008. A copy of the press release was submitted to the Commission under cover of a Form 6-K filed on June 30, 2008.

Item 8.	Prior Form 15 Filers

Not applicable.

Part II

Item 9.	Rule 12g3-2(b) Exemption

CANTV will publish information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its website at http://www.cantv.com.ve.

Part III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 30, 2008

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

/s/ Alexander Sarmiento
Name:	Alexander Sarmiento
Title:	Chief Financial Officer